notice of 2000 annual meeting of shareholders and proxy statement





Georgia-Pacific Corporation
133 Peachtree Street NE (30303-1847)
P.O. Box 105605
Atlanta, Georgia 30348-5605
Telephone (404) 652-4000

March 24, 2000

Dear Fellow Shareholder:

Please come to our Annual Meeting of Shareholders at 11:00 a.m. on Tuesday, May 2, 2000, to hear about our progress in 1999. The Annual Meeting will be held at the Radisson Riverfront Hotel, 2 Tenth Street, in Augusta, Georgia.

This year you may vote by mail, by telephone or online. Your vote is important. Even if you plan to attend the meeting, please vote by proxy card, telephone or computer as soon as possible.

At the Annual Meeting we will elect five (5) directors. We are also asking for your approval of Employee Stock Purchase Plans for employees of Georgia-Pacific Group and The Timber Company. In addition, we are asking you to consider and vote upon a proposal that would amend our long term incentive plans.

Sincerely,

A.D. Correll
Chairman, Chief Executive Officer and President of Georgia-Pacific Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS — MAY 2, 2000

TIME

11:00 a.m. EDT on Tuesday, May 2, 2000

PLACE

Radisson Riverfront Hotel
2 Tenth Street
Augusta, Georgia

BUSINESS

(1) Elect 5 members of the board of directors
(2) Approve the Georgia-Pacific Group 2000 Employee Stock Purchase Plan and The Timber Company 2000 Employee Stock Purchase Plan
(3) Approve amendments to the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan and the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan.
(4) Transact any other business properly raised at the meeting

RECORD DATE

Owners of shares of either Georgia-Pacific Group or The Timber Company at the close of business on March 8, 2000 may attend and vote at the meeting.

EXECUTIVE OFFICES

Georgia-Pacific Corporation
133 Peachtree Street, N.E.
Atlanta, Georgia 30303-1847

DOCUMENTS

The Proxy Statement, proxy card, and the Georgia-Pacific Annual Report are included in this mailing and are first being mailed to stockholders on or about March 29, 2000.

VOTING

Even if you plan to attend the meeting in Augusta, please provide us with your voting instructions in one of the following ways as soon as possible:
(1) Internet — use the internet address on the proxy card
(2) Telephone — use the toll-free number on the proxy card
(3) Mail — mark, sign, and date the proxy card and return in the enclosed postage-paid envelope

By order of the Board of Directors,

Kenneth F. Khoury
Vice President, Deputy General Counsel and Secretary

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

Q: What am I voting on?

A:
- Re-election of 4 Class I directors:
  - Jane Evans
  - Richard V. Giordano
  - M. Douglas Ivester
  - Louis W. Sullivan
- Election of James P. Kelly as a Class III director
- Approval of the Georgia-Pacific Group 2000 Employee Stock Purchase Plan and The Timber Company 2000 Employee Stock Purchase Plan
- Approval of amendments to the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan and the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan.

Q: Who is entitled to vote?

A: Shareholders of record as of the close of business on March 8, 2000.

Q: How many votes is each share entitled to?

A: Each share of common stock of Georgia-Pacific Group ("Georgia-Pacific Group Stock") is entitled to one vote. Each share of common stock of The Timber Company ("The Timber Company Stock") is entitled to .287 of a vote, as provided in our Amended and Restated Articles of Incorporation.

Q: How do I vote?

A:
- By attending the Annual Meeting
- Online via the Intranet/Internet at http://www.proxyvote.com
- By telephone at 800-690-6903 as directed on your proxy card
- By completing and mailing your proxy card

Instructions for voting are on the enclosed proxy card. The persons named on the proxy card will vote all properly executed proxies not subsequently revoked in accordance with your instructions.

Q: Can I change my vote?

A: Yes. You may revoke your proxy by submitting a new proxy by one of the methods described in the previous question and answer, or by sending a written request to change your vote that must be received by our Secretary prior to the meeting. Giving your proxy does not affect your right to vote in person should you attend the meeting.

Q: How will voting on any other business be conducted?

A: If any matter other than the election of directors, the approval of the two Employee Stock Purchase Plans or the amendments to the two Long Term Incentive Plans is properly raised and lawfully presented at the Annual Meeting, your vote gives authority to the persons named on the proxy card to vote on any such matter in their discretion.

Q: How many votes does Georgia-Pacific need to hold the meeting?

A: As of March 8, 2000, 171,859,844 shares of common stock of Georgia-Pacific Group were outstanding and 84,064,710 shares of common stock of The Timber Company were outstanding. The total number of possible votes is 195,986,415.77. A number of votes equal to or greater than a majority of the possible votes, or 97,933,208 (including abstentions) will constitute a quorum. No business may be transacted at the Annual Meeting in the absence of a quorum. Shares held by a broker that a broker fails to vote are not counted. If you are present at the meeting in person or by proxy, or vote by proxy card, telephone or computer, you will be considered part of the quorum.

QUESTIONS AND ANSWERS

Q: How many votes are needed to elect a director, approve the Georgia-Pacific Group's and The Timber Company's 2000 Employee Stock Purchase Plans, amend the Georgia-Pacific Group's and the Timber Company's 1997 Long-Term Incentive Plans or take other action?

A: If a quorum is present, a majority of the votes cast is required to approve all matters other than the election of directors. When electing a director a majority is not required. Votes withheld from any nominee, if a quorum is present, will have no effect on the outcome of voting for directors. Abstentions and votes that a broker fails to vote will not be counted and will have no effect on the outcome of such matters.

Q: Who will count the votes?

A: D.F. King & Co., Inc. will tabulate the votes and act as inspector of election.

Q: Is my vote confidential?

A: Proxy cards, ballots and voting tabulations that identify individual shareholders are mailed or returned directly to D.F. King & Co., Inc., and handled in a manner that protects your privacy. Your vote will not be disclosed except: (1) as needed to permit D.F. King & Co., Inc. to tabulate and certify the vote; (2) as required by law; (3) if we determine in good faith that a bona fide dispute exists as to the accuracy or authenticity of a proxy, ballot or vote; or (4) in the event of a proxy contest unless all parties to the contest agree to follow Georgia-Pacific's confidentiality policy.

Q: What does it mean if I get more than one proxy card?

A: You will receive a proxy card for each account that you have, including shares held by a trustee in the dividend reinvestment plan or any employee benefit plan. Please vote by proxy for all accounts to ensure that all your shares are voted. If you wish to consolidate multiple accounts, please contact Georgia-Pacific's transfer agent, First Chicago Trust Company, a Division of EquiServe, at (800) 519-3111.

Q: How will shares in employee benefit plans be voted?

A: Shares held in such plans have the same voting rights as all other shares, except they are voted by the trustee. You must instruct the trustee to vote your shares by utilizing the voting methods described above: online, by telephone or by completing and mailing your proxy card.

Q: When are shareholder proposals for the year 2001 Annual Meeting due?

A: The deadline for receipt of shareholder proposals for next year's meeting is the close of business on November 30, 2000. They must be submitted in writing to Kenneth F. Khoury, Vice President, Deputy General Counsel and Secretary, Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Q: Who are the proxy solicitors and what are the solicitation expenses?

A: We have hired D.F. King & Co., Inc. to solicit proxies for $10,000, plus its costs to assist in the distribution of proxy material and solicitation of votes by mail, telephone, facsimile or personal meetings. Certain of our officers, directors and regular employees may also assist with solicitation efforts.

We will reimburse brokers and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to owners of Georgia-Pacific Group Stock and The Timber Company Stock in accordance with the fee schedule approved by the New York Stock Exchange.

NOMINEES AND DIRECTORS

Our Bylaws divide the Board into 3 classes, with the directors in each class serving for a term of three years. At the Annual Meeting of Shareholders on May 2, 2000, 4 nominees for director in Class I are to be elected to serve until the Annual Meeting of Shareholders in 2003. Also, 1 director in Class III who was elected by the Board in 1999 has been nominated for election to serve until the Annual Meeting of Shareholders in 2002. Directors serve until their successors are elected and qualified.

PROPOSAL 1 — **ELECTION OF DIRECTORS**

The persons named on the enclosed proxy card will vote each properly executed proxy for the election of the following nominees as directors unless authority to so vote is withheld. If any named nominee becomes unavailable for election, the Board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee.

The Board of Directors recommends that the shareholders vote FOR the election of the 5 nominees named below.

CLASS I DIRECTOR NOMINEES, term ends May 6, 2003



JANE EVANS, 55, Chief Executive Officer of SmartTV (inter-active television/smart cards), Burbank, California since August 1995, has been one of our directors since 1994. From April 1991 until March 1995, she was Vice President and General Manager of the Home and Personal Services Market Unit of US West Communications, Inc. (telecommunications company), Denver, Colorado.

Ms. Evans is also a director of Kaufman & Broad Home Corp., Philip Morris Companies, Inc., PETsMART, Inc. and Main St. & Main.



RICHARD V. GIORDANO, 65, Chairman of BG plc (purchase, distribution and sale of gas and gas supported services), London, England since January 1994, has been one of our directors since 1984. Mr. Giordano served as Chairman of The BOC Group plc (manufacture of industrial gases and other products) from January 1994 until January 1996.

Mr. Giordano is also a director of Rio Tinto plc.

NOMINEES AND DIRECTORS



M. DOUGLAS IVESTER, 51, Retired Chairman of the Board and Chief Executive Officer of The Coca-Cola Company (manufacture, marketing and distribution of soft drink syrups, concentrates and soft drink products, and juice and juice drink products), Atlanta, Georgia. He served in that position from October 23, 1997 to February 17, 2000. He has been one of our directors since 1993. Mr. Ivester served as President and Chief Operating Officer of The Coca-Cola Company from July 1994 to October 1997.

Mr. Ivester is also a director of SunTrust Banks, Inc.



LOUIS W. SULLIVAN, M.D., 66, President of Morehouse School of Medicine, Atlanta, Georgia since January 1993, has been one of our directors since 1993.

Dr. Sullivan served as Secretary of the United States Department of Health and Human Services from March 1989 until January 1993.

Dr. Sullivan is also a director of Bristol-Myers Squibb Company, CIGNA Corporation, Equifax Inc., General Motors Corporation, Household International, Inc., and Minnesota Mining & Manufacturing Company.

CLASS III DIRECTOR NOMINEE, term ends May 7, 2002



JAMES P. KELLY, 56, Chairman and Chief Executive Officer of United Parcel Service (UPS), (the world's largest package distribution company and logistics provider), Atlanta, Georgia since 1997. He has held various positions at UPS since 1965 including Vice-Chairman and Chief Operating Officer prior to assuming his current position. He has been one of our directors since 1999.

NOMINEES AND DIRECTORS

CONTINUING DIRECTORS



JAMES S. BALLOUN, 61, Chairman, Chief Executive Officer and President of National Service Industries, Inc. (lighting equipment, chemicals, textile rental and envelopes), Atlanta, Georgia since 1996, has been one of our directors since July 30, 1998, and his current term as director ends in 2002. Mr. Balloun served as a Director of McKinsey & Company, Inc. (management consulting) from 1976 until assuming his present position.

Mr. Balloun is also a director of National Service Industries, Inc., Radiant Systems, Inc. and Wachovia Corporation.



ROBERT CARSWELL, 71, Of Counsel to the law firm of Shearman & Sterling, New York, New York since January 1994, has been one of our directors since 1987, and his current term as director ends in 2002. Mr. Carswell was a partner of Shearman & Sterling from 1981 through 1993. He also served as Chairman of the Private Export Funding Corporation, New York, New York (finance company affiliated with the Export-Import Bank of the United States) from 1993 until December 1996.



ALSTON D. CORRELL, 58, Chief Executive Officer of G-P since May 1993, Chairman since December 1993, and President since May 1996, has been one of our directors since 1992 and his current term as director ends in 2002.

Mr. Correll is also a director of Sears, Roebuck and Co., The Southern Company and SunTrust Banks, Inc.



DONALD V. FITES, 66, retired effective February 1, 1999 as Chairman and Chief Executive Officer of Caterpillar Inc. (manufacture of construction, mining and agricultural machinery and engines), Peoria, Illinois, a position he had held since 1990. Mr. Fites has been one of our directors since 1992, and his current term as director ends in 2001.

Mr. Fites is also a director of Caterpillar Inc., AT&T Corporation, ExxonMobil Corporation, AK Steel Corporation and Wolverine World Wide, Inc.

NOMINEES AND DIRECTORS



HARVEY C. FRUEHAUF, JR., 70, President of HCF Enterprises, Inc. (private investment management company), St. Clair Shores, Michigan since 1969, has been one of our directors since 1968, and his current term as director ends in 2001.

Mr. Fruehauf is also a director of bCandid Corp. and Sentinel Trust Company, LBA.



DAVID R. GOODE, 59, Chairman, President and Chief Executive Officer of Norfolk Southern Corporation (transportation holding company), Norfolk, Virginia since September 1992, has been one of our directors since 1992, and his current term as director ends in 2001.

Mr. Goode is also a director of Norfolk Southern Corporation, Caterpillar Inc., Delta Air Lines, Inc. and Texas Instruments Incorporated.



JAMES B. WILLIAMS, 67, Chairman of the Executive Committee of SunTrust Banks, Inc. (bank holding company), Atlanta, Georgia since March 31, 1998, has been one of our directors since 1989, and his current term as director ends in 2001. Mr. Williams held the positions of Chairman and Chief Executive Officer of SunTrust Banks, Inc. from April 1991 and April 1990, respectively, until March 21, 1998.

Mr. Williams is also a director of SunTrust Banks, Inc., The Coca-Cola Company, Genuine Parts Company, Rollins, Inc., RPC, Inc.

CORPORATE GOVERNANCE

Q: How is G-P managed?

A: G-P is managed by a core group of officers and governed by a Board of Directors that has been set at 12 members by the Bylaws. G-P's Bylaws divide the Board into three classes of approximately equal size with each class being elected for three years.

Q: How does the Board of Directors operate?

A: G-P's Board has adopted a set of policies and procedures that govern the composition and operation of the Board and its committees.

The Board's Policies and Procedures generally address the following:

- Qualifications and term of Directors
- Responsibilities and operations of committees
- Capital appropriations and operating plans
- Management development and succession planning
- Annual Board self-assessment

Q: What are the significant Policies and Procedures of the Board?

A:
- A majority of directors on the Board and all of the Directors on the Audit and Compensation Committees must come from outside G-P
- Evaluating the performance of the CEO and G-P's other executive management
- A Director should offer to resign:
  - in the event of prolonged ill-health, or
  - after a change in principal employment

Governance policies regarding the two classes of Common Stock include:

- The Board recognizes its fiduciary duty to holders of both Georgia-Pacific Group Stock and The Timber Company Stock
- The Board reviews matters affecting:
  - the business and operations of each of The Timber Company and Georgia-Pacific Group
  - transactions and allocations between The Timber Company and Georgia-Pacific Group
- Directors should hold a substantially equal number of shares of Georgia-Pacific Group Stock and The Timber Company Stock

Q: What are non-employee directors paid each year?

A: Each Director's compensation consists of:
- $40,000 in cash
- A restricted stock grant of substantially equal numbers of shares of Georgia-Pacific Group Stock and The Timber Company Stock with an aggregate value of $40,000 on the date of grant
- Committee Chairmen receive a $5,000 annual fee
- Group term life insurance in the amount of $50,000

The Directors have the option to defer all or part of the cash compensation payable to them provided that they defer at least $10,000 in each calendar year. A deferral gives a Director the option of being paid as if such funds had been invested:

- in an equal number of shares of Georgia-Pacific Group Stock and The Timber Company Stock, or
- in a note with a floating interest rate equal to 3/4% over the six month Treasury Bill rate

The deferred fees (adjusted for investment gains or losses) are paid upon retirement in a single payment or in annual cash payments

CORPORATE GOVERNANCE

BOARD COMMITTEES

Audit Committee

- Members are James S. Balloun, Robert Carswell (Chairman), Harvey C. Fruehauf, Jr., David R. Goode, James P. Kelly and Louis W. Sullivan
- Met 5 times in 1999
- Reviews financial statements and discusses them with management
- Reviews the scope and results of the audit of our financial statements by our independent accountants, including significant changes in accounting principles and practices, significant proposed adjustments and disagreements with management, if any
- Reviews policies and meets with management to assess whether G-P is in material compliance with pertinent laws and regulations
- Reviews controls to prevent and detect employee conflicts of interest, misconduct and fraud
- Reviews the scope and adequacy of internal controls and the results of certain examinations performed by the Internal Audit Department
- Recommends independent accountants and reviews their services and fees

Compensation Committee

- Members are Jane Evans, Donald V. Fites, Richard V. Giordano (Chairman), M. Douglas Ivester, and James B. Williams
- Met 5 times in 1999
- Evaluates the annual performance of G-P's executive officers
- Determines officer salaries
- Administers compensation programs including:
  - designing officer and other employee compensation plans
  - making stock grants and awards to officers and other employees
  - setting performance targets for officers and other employees

Executive Committee

- Members are Alston D. Correll (Chairman), Donald V. Fites, Harvey C. Fruehauf, Jr., Richard V. Giordano, M. Douglas Ivester and James B. Williams
- Met 1 time in 1999
- Exercises the power of the full Board between meetings except for certain fundamental transactions and matters of corporate governance

Finance Committee

- Members are James S. Balloun, Robert Carswell, David R. Goode, M. Douglas Ivester, James B. Williams (Chairman)
- Met 6 times in 1999
- Reviews financial plans and major financings
- Reviews management policies regarding borrowing, leasing, acquisitions, dispositions, and capital expenditures
- Recommends dividends

Governance Committee

- Members are Jane Evans, Donald V. Fites (Chairman), Harvey C. Freuhauf, Jr., James P. Kelly, and Louis W. Sullivan
- Met 5 times in 1999
- Reviews corporate governance issues including the composition, work, organization and compensation of the Board and its committees
- Conducts an annual evaluation of the Board as a whole
- Considers and recommends nominees for election as directors

The Governance Committee expects to identify qualified nominees through its own resources but will accept and consider recommendations from shareholders subject to the following requirements. Shareholders making recommendations must submit a written notice not less than 60 nor more than 75 days before the applicable meeting accompanied by:

- the name and address of record of the nominating shareholder;
- a representation that the shareholder is a record shareholder;
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person specified in the notice;
- the class and number of shares held of record, owned beneficially, and represented by proxy, by the shareholder, and each proposed nominee;
- the name, age, business and residential address, and principal occupation or employment of each proposed nominee;
- a description of all arrangements or understandings between the shareholder and each proposed nominee;
- any other information regarding each nominee that is required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission; and
- the written consent of each proposed nominee to serve as a director if so elected.

G-P may require each proposed nominee to submit reasonable additional information that will help determine his or her eligibility to serve as a director. If less than 70 days notice or prior public disclosure of the meeting is given or made to the shareholders, the notice nominating a director must be received by the 10TH day following the date of the notice of the meeting or public disclosure of the meeting.

The final selection of the Board's nominees is within the sole discretion of the Board.

Meetings of the Board

The Board and its committees met 30 times in 1999. Average director attendance at all Board and committee meetings was 85%. All members of the Board attended at least 75% of all Board and committee meetings in 1999, except Mr. Kelly, who joined the Board in July and had conflicts between his existing schedule and the Board's previously-established meeting schedule, and Mr. Fruehauf who also had scheduling conflicts.

COMPENSATION COMMITTEE REPORT

What is Georgia-Pacific's executive compensation philosophy?
We have designed our executive compensation to attract, retain and reward quality people in a highly competitive business environment. Our annual and long-term incentive compensation strategy is designed to link our strategic business objectives and the enhancement of shareholder returns with the compensation of our managers. We believe that our long-term stock-based incentive compensation plans align the interests of management and shareholders. We often work with outside consultants to ensure that we have the appropriate mix of compensation arrangements.

What comprises total executive compensation?
- base salaries
- annual cash bonuses for achieving annual corporate and business unit goals
- long-term stock-based incentives consisting of stock options, performance rights and/or restricted stock

Total executive compensation targets are set by us at approximately the median, or 50TH percentile, of compensation practice at a cross section of United States industrial companies, representing a range of industries which are similar to Georgia-Pacific in terms of size and complexity of operations. These industrial companies include the companies comprising the Standard & Poor's Paper and Forest Products Industry Index (except G-P) included in the Comparison of Cumulative five-year Shareholder Returns beginning on page 22.

Base Salaries. Base salaries of all officers, including the executive officers named in the Summary Compensation Table on page 14, are reviewed and approved annually by the Committee. Salaries are set at a level approximating median pay for similar positions at the cross section of United States industrial companies discussed above. There is some variation from the median based on individual performance, the nature of responsibilities and competitive marketplace data.

Annual Performance Bonuses. Annual bonuses are paid through the Economic Value Incentive Plan ("EVIP") and The Timber Company Annual Cash Incentive Plan ("TTC Bonus Plan"). Payments under these plans depend on the achievement of performance targets (discussed below) set at the beginning of each year which have both objective and subjective components. Performance above or below these targets results in proportionately higher or lower bonuses up to the maximum (200% of target bonus) or down to the threshold (50% of target bonus) level. A bonus will not be paid unless the threshold level is achieved. No participants (other than Mr. Correll) in either Plan may receive a bonus of more than 100% of their base salary.

Georgia-Pacific Group EVIP. We amended the EVIP in 1999 to set "relative" Economic Value Added ("EVA") performance targets for Georgia-Pacific Group. Annual bonuses are based on Georgia-Pacific Group's percentile ranking in EVA performance as compared to the peer group of companies in the Standard & Poor's Paper and Forest Products Industry Index (except G-P).

We use EVA as our principal financial metric to measure our ability to generate net after-tax operating profits in excess of our cost of capital (both equity and debt).

Target bonuses are determined based on a percentage of a participant's base salary grade midpoint and range from 35% to 100% for all officers, including the executive officers named in the Summary Compensation Table on page 14, and 10% to 35% for all other participants.

The objective portion of the bonus determines up to 50% of the target bonus, except for Mr. Correll, Mr. Kelley and Mr. McGovern as discussed below. It is based on a target "relative" EVA of the Georgia-Pacific Group.

On a "relative" EVA basis, G-P performed at the maximum level in 1999. As a result, for 1999 the

average participant received 200% of his or her target objective bonus.

The subjective portion of the bonus determines up to 50% of the target bonus. It is based on the CEO's assessment of:

- actual performance compared to targeted performance of business units, divisions or segments for the plan year
- actions taken by business units, divisions or segments to increase EVA in future years

For 1999 the average participant received 162% of his or her combined objective and subjective target EVIP bonus.

Certain executive officers (including Mr. Correll, Mr. McGovern and Mr. Kelley) who have responsibility for both Georgia-Pacific Group and The Timber Company received 75% of their corporate EVA bonus based on Georgia-Pacific Group's "relative" EVA performance, and 25% based on the achievement of The Timber Company's EVA performance targets.

TTC Bonus Plan. The TTC Bonus Plan provides annual cash incentive compensation to employees working primarily for The Timber Company. These employees are not entitled to participate in EVIP.

Target bonuses under the TTC Bonus Plan are set as a percentage of base salary and in 1999 ranged from 10% to 55% (in the case of Mr. Glass) of salary. Bonuses awarded under the TTC Bonus Plan are based on both objective and subjective criteria.

The objective criteria under the TTC Bonus Plan determine up to 60% of final awards. For 1999 such percentage consisted of a weighting of one or more of the following criteria based on an individual participant's job reference range:

- Earnings per share
- Free cash flow

For 1999, the earnings per share target was set at the median of analysts' estimates at the time the target was established, which was $1.75. Free cash flow was based on The Timber Company's long range plans and annual budget estimates. Earnings per share and free cash flow at The Timber Company were above the maximum level for 1999. As a result, for 1999 the average participant received 200% of their target objective bonus.

Performance against subjective criteria under the TTC Bonus Plan determines the remaining portion of final awards. The subjective portion of the bonus is payable depending upon performance with respect to key initiatives and business drivers consistent with the overall operating objectives of The Timber Company. Awards for this part of the TTC Bonus Plan are discretionary and for 1999 ranged between 0% and 200% of this portion of the target bonus.

Long-Term Equity Incentive Compensation. The Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan ("Georgia-Pacific Group LTIP") and the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan ("The Timber Company LTIP") give us the ability to structure incentives for employees of each operating group that are tied directly to the price performance of that group's common stock. The Committee has the authority under each of these Plans to set the terms and conditions of any grants and awards.

Georgia-Pacific Group LTIP. The Georgia-Pacific Group LTIP authorizes grants of stock options, restricted stock and performance rights with respect to Georgia-Pacific Group Stock. On January 28, 1999, all Georgia-Pacific Group executive officers and other key employees were granted options to purchase Georgia-Pacific Group Stock. On such date, the fair market value of Georgia-Pacific Group Stock was $32.17 (split adjusted). This price fixed the exercise price of the options. These options will expire on January 27, 2009 and will vest and become exercisable in equal amounts over three years beginning January 28, 2000. The Committee does not currently intend to grant awards under the Georgia-Pacific Group LTIP to managers of The Timber Company.

In addition, in 1999 performance rights were granted to key executive officers with responsibility for Georgia-Pacific Group. These performance rights provide for the issuance of restricted stock to such officers upon the achievement of a specified "relative" total shareholder return as compared to our peers in the Standard & Poor's Paper and Forest Products Industry Index. Depending upon the achieved "relative" total shareholder return, 0% to 200% of the target number of shares may be awarded. Any restricted stock awarded pursuant to the performance rights will vest five years from the date of the award.

The Timber Company LTIP. The Timber Company LTIP authorizes grants of stock options, restricted stock and performance awards with respect to The Timber Company Stock. On December 17, 1997, seven executives of G-P, along with key managers of The Timber Company, were granted stock options pursuant to The Timber Company LTIP. These options represented their total stock option awards under The Timber Company LTIP for fiscal years 1998 and 1999. Accordingly, no stock option grants were made under The Timber Company LTIP in 1999 to executive officers of G-P.

Policy on Income Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code precludes the deductibility of an executive's compensation that exceeds $1 million per year unless the compensation is paid under a performance-based plan as defined in the Code that has been approved by shareholders. G-P has obtained shareholder approval for its long-term incentive plans; however, our policy is to maximize long-term shareholder value, and tax deductibility is only one factor considered in setting compensation.

Chief Executive Officer Compensation

Mr. Correll participates in the compensation programs described in this report. His compensation for 1999 is summarized on the pages that immediately follow this report.

The specific bases for our determination of Mr. Correll's compensation in 1999 included:

- outstanding financial results at both Georgia-Pacific Group and The Timber Company, including
  - total shareholder return of Georgia-Pacific Group for 1999 exceeded that of all companies in our peer group
  - EVA of Georgia-Pacific Group for 1999 exceeded that of all companies in our peer group
  - earnings per share and free cash flow for 1999 were at the maximum level at The Timber Company
- aggressive leadership in areas of interest to G-P's diverse constituency
- building a strong management team
- safest working environment in the industry
- environmental stewardship

COMPENSATION COMMITTEE REPORT

Mr. Correll's base salary, annual bonus and long-term stock-based incentive awards are intended to keep his compensation competitive with a group of comparable industrial companies over the short and long term. We believe the grants of options and performance rights to him are consistent with our philosophy of properly aligning the interests of Mr. Correll and the shareholders. Mr. Correll's total bonus under EVIP for 1999 was $2,100,000. This large payment to Mr. Correll is consistent with our philosophy to reward the CEO and other participants when we do well. During 1999 our EVA exceeded that of any of our peers in the Standard & Poor's Forest Products Industry Index, which resulted in Mr. Correll receiving the maximum award ($1,575,000) for the Georgia-Pacific Group component of the EVIP bonus. The Timber Company's excellent performance resulted in Mr. Correll receiving the maximum award ($525,000) for The Timber Company component of the EVIP bonus.

The foregoing report has been furnished by the Compensation Committee of G-P's Board of Directors.

Richard V. Giordano, Chairman
Jane Evans*
Donald V. Fites
David R. Goode**
M. Douglas Ivester
James B. Williams

* Joined May 3, 1999
** Last meeting prior to Committee reassignment March 26, 1999

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of our Chief Executive Officer, each of the other 4 most highly compensated executive officers at the end of 1999, and 1 retired officer.

		Annual Compensation			Long-Term Compensation Awards(3)		
Name and Principal Position	**Year**	**Salary($)**	**Bonus ($)(1)**	**Other Annual Compensation ($)(2)**	**Securities Underlying G-P Group Options(#)**	**Securities Underlying TTC Options(#)**	**All Other Compensation ($)(4)**
Alston D. Correll	1999	1,050,000	2,100,000	611,437	155,400	-0-	6,723
Chairman, Chief Executive	1998	1,050,000	399,600	1,399,570	287,600	-0-	6,000
Officer and President	1997	1,050,000	-0-	1,087,522	269,200	480,000	6,000
Lee M. Thomas	1999	475,000	475,000	13,609	52,800	-0-	10,725
Executive Vice President — Paper	1998	440,000	210,000	359,930	64,600	-0-	9,808
and Chemicals	1997	404,388	196,000	7,011	50,200	25,100	9,684
Donald L. Glass	1999	435,000	406,725	3,026	-0-	-0-	10,224
Executive Vice President — Timber	1998	420,000	420,000	406,759	-0-	-0-	9,415
and Chief Executive Officer — The Timber Company	1997	383,315	251,000	365,023	50,200	274,500	8,905
Ronald L. Paul	1999	435,000	435,000	21,510	52,800	-0-	6,553
Executive Vice President —	1998	400,000	300,000	7,067	64,600	-0-	6,000
Distribution and Wood Products	1997	300,000	195,900	6,556	19,200	9,600	5,700
James F. Kelley	1999	415,000	300,000	4,847	23,800	-0-	10,216
Senior Vice President — Law	1998	401,000	157,000	13,972	30,200	-0-	10,206
and General Counsel	1997	389,500	145,800	6,035	33,000	62,800	11,350
John F. McGovern	1999	475,000	411,500	11,456	39,600	-0-	12,010
Retired Executive Vice-President —	1998	465,000	265,000	349,779	56,000	-0-	11,208
Finance and Chief Financial Officer	1997	440,000	233,300	190,731	70,000	120,900	11,000

(1) Reflects bonuses paid under EVIP, described on page 10, except Mr. Glass's bonus, which was paid pursuant to the TTC Bonus Plan, described on page 11. Bonuses for 1999 for all participants other than Mr. Glass are estimated. Such participants may receive an upward or downward adjustment in the amount of their bonuses if the earnings releases of one or more members of the Standard & Poor's Forest Products Industry Index differ from their respective Annual Report on Form 10-K filings with the SEC.

(2) Other annual compensation consists of annual compensation not properly categorized as salary or bonus. It includes a payment in 1999 of $515,644 to Mr. Correll pursuant to a tax-gross up provision of G-P's 1990 Long-Term Incentive Plan. Other annual compensation in 1999 for Mr. Correll includes accounting fees of $25,000 and personal use of aircraft of $33,689.

(3) Does not include vesting on October 19, 1999 of 12,000 restricted shares of Georgia-Pacific Group Stock and 6,000 restricted shares of The Timber Company Stock held by Mr. Correll pursuant to the 1990 LTIP, with an aggregate value of $615,180.

(4) Includes G-P contributions in 1999 to G-P's Salaried 401(k) Plan and premiums for term life insurance:

	401(k)	TLI
Mr. Correll	$3,000	$3,390
Mr. Thomas	7,002	3,390
Mr. Glass	6,756	3,136
Mr. Paul	3,000	3,220
Mr. Kelley	6,917	2,966
Mr. McGovern	8,456	3,220

OPTION AND PERFORMANCE RIGHTS GRANTS IN 1999

Option Grants In Last Fiscal Year
Georgia-Pacific Group Options

Name	Individual Grants: Number of Securities Underlying Options/ Granted(#)(1)	Individual Grants: Percent of Total Options Granted to Employees in 1999(%)(2)	Individual Grants: Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value($)(3)(4)
Alston D. Correll	155,400	5.46	32.17	1/27/09	2,006,335
Lee M. Thomas	52,800	1.85	32.17	1/27/09	681,689
Donald L. Glass	-0-				
Ronald L. Paul	52,800	1.85	32.17	1/27/09	681,689
James F. Kelley	23,800	0.83	32.17	1/27/09	307,277
John F. McGovern	39,600	1.39	32.17	1/27/09	511,267

(1) Grants were made on January 28, 1999 and vest annually over 3 years at rates of 34%, 33% and 33% on the anniversary date of the grant. In the event of a change of control, these options become fully vested and are immediately exercisable for the remainder of their term.

(2) A total of 2,848,060 stock options were granted in 1999.

(3) Value was established by using the Black-Scholes Valuation Model. The actual value, if any, depends on the market value of the underlying stock at a future date. Significant assumptions used for this calculation are shown below:

Volatility	Risk Free Rate of Return	Dividend Yield	Term	Discount for Forfeiture Risk Before Vesting
39.57	4.86%	2.28%	10 Years	3%

(4) These values are for illustrative purposes only.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Georgia-Pacific Group Stock Options

	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alston D. Correll			490,784	614,416	11,528,540	13,716,370
Lee M. Thomas			85,564	145,636	2,012,134	3,163,619
Donald L. Glass	70,800	1,395,088	-0-	50,200	-0-	1,221,366
Ronald L. Paul	40,564	504,294	-0-	114,636	-0-	2,409,389
James F. Kelley	49,868	1,039,224	24,000	76,732	530,520	1,694,461
John F. McGovern			130,240	146,560	3,122,953	3,272,131

(1) Represents the amount by which the closing price on December 31, 1999 ($50.75) exceeded the exercise prices of unexercised options.

OPTION AND PERFORMANCE RIGHTS GRANTS IN 1999

The Timber Company Stock Options

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-The-Money Options($)(1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Alston D. Correll	369,200	307,300	534,558	432,739
Lee M. Thomas	31,800	25,100	89,745	80,697
Donald L. Glass	160,100	149,800	102,975	80,697
Ronald L. Paul	9,300	9,600	34,178	30,864
James F. Kelley	54,950	39,650	89,745	53,048
John F. McGovern	98,550	77,950	173,594	112,525

(1) Represents the amount by which the closing price on December 31, 1999 ($24.625) exceeded the exercise prices of unexercised options.

LONG-TERM INCENTIVE PLANS — AWARDS

			Estimated Future Payouts Under Non-Stock Price Based Plans (3)		
Name	Number of G-P Group Shares (#)(1)	Performance or Other Period Until Maturation or Payout (2)	Threshold (#)	Target (#)	Maximum (#)
Alston D. Correll	8,200	December 31, 1999	4,100	8,200	16,400(4)
	8,500	December 31, 2000	4,250	8,500	17,000
	8,700	December 31, 2001	4,350	8,700	17,400
Lee M. Thomas	2,800	December 31, 1999	1,400	2,800	5,600(4)
	2,900	December 31, 2000	1,450	2,900	5,800
	3,000	December 31, 2001	1,500	3,000	6,000
Donald L. Glass	-0-				
	-0-				
	-0-				
Ronald L. Paul	2,800	December 31, 1999	1,400	2,800	5,600(4)
	2,900	December 31, 2000	1,450	2,900	5,800
	3,000	December 31, 2001	1,500	3,000	6,000
James F. Kelley	1,300	December 31, 1999	650	1,300	2,600(4)
	1,300	December 31, 2000	650	1,300	2,600
	1,300	December 31, 2001	650	1,300	2,600
John F. McGovern	2,100	December 31, 1999	1,050	2,100	4,200(4)
	2,200	December 31, 2000	1,100	2,200	4,400
	2,200	December 31, 2001	1,100	2,200	4,400

(1) Performance rights grants pursuant to the Georgia-Pacific Group LTIP in January 1999.

(2) The period for each grant began on January 1, 1999 and ends on the date indicated in the above chart.

(3) Awards are in restricted stock and vest five years from the date the performance goals are met. The actual amount of any award of restricted stock is determined by G-P's total shareholder return as compared to that of its peers in the Standard & Poor's Paper and Forest Products Industry Index. See "Compensation Committee Report — Long-Term Equity Incentive Compensation" beginning on page 11 for a description of the grants.

(4) Maximum level award was granted in January 2000.

AGREEMENTS WITH OFFICERS

CHANGE OF CONTROL AGREEMENTS

We have agreements with each of our officers, including the executive officers named on page 14.

If an officer's employment is terminated during the 3 year period following a change of control:

- involuntarily for other than cause, death or disability,
- voluntarily following an adverse change in such officer's position, authority, duties or responsibilities,
- voluntarily following specified changes in place of employment

Then the officer will receive a lump sum payment equal to:

- up to 3 times the sum of annual salary and the average of the 3 most recent annual bonus awards,
- any federal excise and related income tax payments payable by the officer as a result of the agreement, and
- employer contributions, and interest thereon, that would have been made under G-P's Salaried Retirement Plan and Salaried 401(k) Plan

The officer also will receive medical and welfare benefits for a maximum of 3 years and age and service credit under his or her Retirement Plan.

Also, the terms of most restricted stock and stock option grants to officers provide for immediate vesting of such grants in the event of a change in control. In such an event, G-P will transfer the funds required to be paid under these agreements and under each Retirement Plan to a trustee.

OFFICERS' RETIREMENT PLANS

We also have separate but substantially similar Retirement Plans with each officer. Post-retirement payments will be made as follows at the officer's election:

Alternative 1

- annually for life, 50% of average of last 4 years salary, including bonuses, and
- annually for surviving spouse's life, 50% of amount payable to officer

Alternative 2

- actuarially equivalent (to Alternative 1) amounts made in equal monthly payments:
  - for officer's and surviving spouse's life, or
  - for 120 months

Benefits under either alternative are generally payable as follows:

Retirement Age	Minimum Years of Service	Payments Begin at	Proportionately Reduced for Retirement Below
55 to 64	15	retirement	age 62
55 to 64	3-14	age 62	*
65+	–	retirement	–

* Benefits reduced proportionally for service under 15 years

Retirement Plan benefits are subject to offset for amounts payable under our Salaried Retirement Plan and Salaried 401(k) Plan which are attributable to employer contributions by deducting the actuarial equivalents of such amounts from amounts payable under the Retirement Plan. Death and disability benefits are also provided. Benefits under the Retirement Plan terminate if an officer competes with, solicits customers or employees of, or discloses trade secrets or confidential information of, G-P.

The table below sets forth certain information relating to benefits under the Retirement Plans for the named executive officers (a) assuming retirement as of January 1, 2000, and (b) assuming retirement at age 65, using projected years of credited service at age 65 and final average compensation as of December 31, 1999. The benefits

disclosed in the table represent the maximum estimated annual benefits under each Retirement Plan, without reduction for offsets provided for in such Plan. Because such amounts exceed the total of such offsetting payments, the amounts disclosed in the table below represent the estimated maximum aggregate benefit payable to the named executive officers under all pension and other defined benefit or actuarial plans.

Annual Benefit based on 50% of Final Average Compensation(1)

	Retirement on January 1, 2000		Retirement at Age 65
	Annual Benefits	Years of Credited Service	Annual Benefit(2)
Mr. Correll	$614,130	11	$837,450
Mr. Thomas	132,023	6	330,056
Mr. Glass	346,291	27	346,291
Mr. Paul	79,560	4	298,350
Mr. Kelley	113,175	6	282,938

(1) "Compensation" for these purposes means only base salary (including salary deferred as before-tax contributions to the 401(k) Plan) and annual incentive bonuses, if any, and excludes any other cash or non-cash compensation items.

(2) Represents the formula benefit at the normal retirement age of 65 under the Retirement Plan, based on average annual compensation during the period 1996-1999.

SEPARATION AGREEMENT

John F. McGovern entered into a separation agreement with G-P when he resigned as Executive Vice President — Finance and Chief Financial Officer effective November 1, 1999.

In addition to the normal benefits to which all similarly situated employees are entitled, Mr. McGovern is entitled to:

- all perquisites of officer status until December 31, 1999
- continued employment at current base salary of $475,000 per annum through February 29, 2000 plus normal benefits
- lump sum of $673,147 payable January 1, 2000
- lump sum of $45,673 representing foregone vacation entitlements
- an EVIP bonus of at least $299,300 for 1999
- vesting of all unvested options and the extension of the exercise period as if he retired after age 55
- immediate retirement benefits under his Retirement Plan as if he had retired at 55
- payment of all COBRA premiums for 18 months
- medical benefits following the COBRA period equivalent to those available under G-P's retiree medical program

OWNERSHIP OF COMMON STOCK OF G-P

Set forth below is the number of shares beneficially owned, as of December 31, 1999, by persons known to us to be beneficial owners of more than five percent of the outstanding shares of either class of common stock based on data furnished by such persons. Also set forth below is the number of shares of each class of common stock beneficially owned on March 1, 2000 by all directors and nominees for director, by each of the executive officers named in the Summary Compensation Table on page 14, and by all directors and executive officers as a group, based on data furnished by such directors, nominees and executive officers. Unless otherwise specifically stated, all such persons have sole voting and investment power with respect to shares listed.

	Number of Shares Beneficially Owned		Percent of Class Beneficially Owned	
Name	Georgia-Pacific Group	The Timber Group	G-P Group	Timber
Greater Than 5% Beneficial Owners:				
Southeastern Asset Management, Inc. Longleaf Partners Fund Mr. O. Mason Hawkins 6410 Poplar Ave., Suite 900 Memphis, TN 38119		21,366,600(1)		25.9%
Capital Research and Management Company The Income Fund of America, Inc. 333 South Hope Street Los Angeles, CA 90071	12,009,150(2)	7,970,000(3)	6.9%	9.7%
The Prudential Insurance Company of America 751 Broad Street Newark, NJ 07102-3777	10,103,591(4)		5.91%	
Directors and Executive Officers:				
James S. Balloun	3,502(5)(6)	751(5)(6)	*	*
Robert Carswell	10,706(5)(6)	5,353(5)(6)	*	*
Alston D. Correll	1,116,128(7)	600,800(7)	*	*
Jane Evans	3,864(6)	1,932(6)	*	*
Donald V. Fites	8,828(5)(6)	4,498(5)(6)	*	*
Harvey C. Fruehauf, Jr	892,374(6)(8)	451,255(6)(8)	*	*
Richard V. Giordano	9,258(6)	4,629(6)	*	*
David R. Goode	5,264(5)(6)	2,632(5)(6)	*	*
M. Douglas Ivester	5,756(5)(6)	2,878(5)(6)	*	*
James P. Kelly	399(5)(6)	399(5)(6)	*	*
Louis W. Sullivan	5,090(6)	2,641(6)	*	*
James B. Williams	26,722(5)(6)	13,015(5)(6)	*	*
Donald L. Glass	51,892(7)	310,334(7)	*	*
Lee M. Thomas	190,634(7)	61,900(7)	*	*
James F. Kelley	79,087(7)	72,217(7)	*	*
Ronald L. Paul	71,964(7)	18,900(7)	*	*
John F. McGovern	334,538(7)	205,543(7)	*	*
All Directors and Executive Officers as a Group (22 persons)	3,274,276(6)(7)(9)	2,030,714(6)(7)(9)	1.90%	2.41%

* Less than 1 percent.

OWNERSHIP OF COMMON STOCK OF G-P

(1) According to their Schedule 13G filed February 11, 2000 with the SEC, each of Southeastern, in its capacity as investment advisor, Longleaf, in its capacity as an investment company, and Mr. Hawkins, in the event he could be deemed to be a controlling person of Southeastern, may be deemed to be the beneficial owner of these shares, all of which are owned legally by Southeastern's clients and none of which are owned directly or indirectly by Southeastern or Mr. Hawkins. Southeastern has sole voting power as to 11,212,500 shares of Georgia-Pacific Group Stock and sole dispositive power as to 13,867,700 shares, and shares with Longleaf voting and dispositive power as to 7,459,900 shares. Southeastern has no voting power as to 2,694,200 shares and no dispositive power as to 39,000 shares.

(2) According to its Schedule 13G filed February 14, 2000 with the SEC, Capital Research is deemed to be the beneficial owner of these shares of Georgia-Pacific Group Stock as a result of acting as investment advisor to various investment companies and has sole dispositive power and no voting power as to all 12,009,150 shares. Shares reported include 1,984,150 shares resulting from the assumed conversion of 1,880,000 Georgia-Pacific 7.5% PEPS Units.

(3) According to their Schedule 13G filed February 14, 2000 with the SEC, Capital Research is deemed to be the beneficial owner of 7,970,000 shares of The Timber Company Stock as a result of acting as investment advisor to various investment companies and has sole dispositive power and no voting power as to all 7,970,000 shares. The Income Fund, which is advised by Capital Research, is the beneficial owner of 5,450,000 of these shares of The Timber Company Stock and has sole voting power and no dispositive power as to all 5,450,000 shares.

(4) According to its Schedule 13G filed January 31, 2000 with the SEC, Prudential holds 27,200 shares of Georgia-Pacific Group Stock for the benefit of its general account and 10,076,391 shares for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential has sole voting and dispositive power as to 1,080,200 shares, shared voting power as to 8,930,015 shares and shared dispositive power as to 9,023,391 shares.

(5) In addition to the shares beneficially owned, the following directors have elected to defer payment of a portion of the directors' fees paid or payable to them, with such amounts to earn a return to be determined as if they had been invested in our Common Stock. As of March 1, 2000, the deferred compensation account of the directors listed below included amounts equivalent to the number and class of shares of Common Stock listed opposite their names:

	Georgia-Pacific Group Stock	The Timber Company Stock
Mr. Balloun	1,358	913
Mr. Carswell	18,520	9,862
Mr. Fites	1,960	1,257
Mr. Goode	9,469	5,231
Mr. Ivester	8,116	4,510
Mr. Kelly	397	403
Mr. Williams	12,325	6,774

(6) Includes, as of March 1, 2000, the following number of restricted shares received under the Outside Directors Stock Plan:

	Georgia-Pacific Group Stock	The Timber Company Stock
Mr. Balloun	1,502	751
Mr. Carswell	8,706	4,353
Ms. Evans	3,864	1,932
Mr. Fites	4,998	2,499
Mr. Fruehauf	9,054	4,527
Mr. Giordano	7,258	3,629
Mr. Goode	4,264	2,132
Mr. Ivester	3,756	1,878
Mr. Kelly	399	399
Dr. Sullivan	4,672	2,336
Mr. Williams	6,722	3,361

(7) Includes, as of March 1, 2000, the following number of shares as to which the following executive officers have the right to acquire beneficial ownership through the exercise of stock options:

	Georgia-Pacific Group Stock	The Timber Company Stock
Mr. Correll	907,728	503,800
Mr. Thomas	175,034	56,900
Mr. Glass	50,200	185,200
Mr. Paul	58,470	18,900
Mr. Kelley	75,058	71,450
Mr. McGovern	276,800	176,500

(8) Mr. Fruehauf has: (i) sole voting and investment power as to 230,762 shares of Georgia-Pacific Group Stock and 115,381 shares of The Timber Company Stock; (ii) sole voting power and shared investment power as to 309,834 shares of Georgia-Pacific Group Stock and 154,917 shares of The Timber Company Stock; (iii) shared voting and investment power as to 291,766 shares of Georgia-Pacific Group Stock and 150,951 shares of The Timber Company Stock; and (iv) shared investment power but no voting power as to 60,012 shares of Georgia-Pacific Group Stock and 30,006 shares of The Timber Company Stock.

(9) Includes, as of March 1, 2000, an aggregate of 458,270 shares of Georgia-Pacific Group Stock and 271,037 shares of The Timber Company Stock, including restricted stock and stock which may be acquired through the exercise of stock options, of which our executive officers (other than Messrs. Correll, McGovern, Glass, Kelley, Thomas and Paul) have beneficial ownership.

FIVE-YEAR PERFORMANCE GRAPHS

Each year we prepare graphs comparing cumulative shareholder returns for: (1) our former common stock, the S&P 500 Stock Index and the Standard & Poor's Paper and Forest Products Industry Index from December 31, 1993 until December 16, 1997 (immediately prior to the Letter Stock Recapitalization pursuant to which the common stock of G-P was divided into the two classes of common stock discussed below); (2) Georgia-Pacific Group Stock, the S&P 500 Stock Index and the Standard & Poor's Paper and Forest Products Industry Index from December 17, 1997 to December 31, 1999; and (3) The Timber Company Stock, the Standard & Poor's Midcap 400 Stock Index and an industry peer group from December 17, 1997 to December 31, 1999.

Comparison of Cumulative Shareholder Returns



TOTAL SHAREHOLDER RETURNS
DECEMBER 31, 1993 — DECEMBER 16, 1997*
$250
$200
$150
$100
$50
$0
1993
1994
1995
1996
12/16/97
Georgia-Pacific Corporation
S&P 500 Stock Index**
S&P 500 P&FP Stock Index**

	1994	1995	1996	12/16/97
Georgia-Pacific Corporation	$106.39	$104.56	$112.85	$136.56
S&P 500 P&FP Stock Index**	$104.20	$114.72	$126.90	$137.85
S&P 500 Stock Index**	$101.32	$139.40	$171.40	$227.41

* Assumes that the value of the investment in Georgia-Pacific Corporation common stock and each index was $100 on December 31, 1994 and that all dividends were reinvested.

** Provided by Standard & Poor's Compustat, a division of The McGraw-Hill Companies.

FIVE-YEAR PERFORMANCE GRAPHS

TOTAL SHAREHOLDER RETURNS — GEORGIA-PACIFIC GROUP
DECEMBER 17, 1997 — DECEMBER 31, 1999*



$170
$150
$100
$50
12/17/97
1998
1999
Georgia-Pacific Group
S&P 500 Stock Index**
S&P 500 P&FP Stock Index**

	December 17, 1997	1998	1999
Georgia-Pacific Group	$100	$ 94.55	$165.91
S&P 500 P&FP Stock Index**	$100	$100.67	$142.78
S&P 500 Stock Index**	$100	$129.23	$156.58

* Assumes that the value of the investment in Georgia-Pacific Group Stock and each index was $100 on December 17, 1997 and that all dividends were reinvested.

** Provided by Standard & Poor's Compustat, a division of The McGraw-Hill Companies.

TOTAL SHAREHOLDER RETURNS — THE TIMBER COMPANY
DECEMBER 17, 1997 — DECEMBER 31, 1999*



$150
$100
$50
12/17/97
1998
1999
The Timber Company
Industry Peer Group***
S&P Midcap 400 Index**

	December 17, 1997	1998	1999
The Timber Company	$100	$ 99.58	$107.49
S&P Midcap 400 Index**	$100	$122.33	$140.36
Industry Peer Group***	$100	$ 91.29	$ 89.88

* Assumes that the value of the investment in The Timber Company Stock and each index was $100 on December 17, 1997 and that all dividends were reinvested.

** Provided by Standard & Poor's Compustat, a division of The McGraw-Hill Companies.

*** Consisting of Deltic Timber Corp., Plum Creek Timber Co. LP, Crown Pacific Partners LP and U.S. Timberlands Co. LP.

2000 **EMPLOYEE STOCK PURCHASE PLANS**

PROPOSAL 2 — **APPROVAL OF GEORGIA-PACIFIC GROUP** 2000 **EMPLOYEE STOCK PURCHASE PLAN AND THE TIMBER COMPANY** 2000 **EMPLOYEE STOCK PURCHASE PLAN**

The Board of Directors has adopted, subject to shareholder approval, the Georgia-Pacific Group 2000 Employee Stock Purchase Plan and The Timber Company 2000 Employee Stock Purchase Plan (the "G-P Group Plan" and the "Timber Plan," and together the "2000 Plans") covering 8,550,000 shares of Georgia-Pacific Group Stock and 1,500,000 shares of The Timber Company Stock. The Board has made 2,850,000 and 500,000 shares of Georgia-Pacific Group and The Timber Company Stock, respectively, available for purchase under the 2000 Plans in 2000.

The summary above is qualified in its entirety by reference to the full text of the 2000 Plans which have been filed as an appendix to our definitive proxy statement with the SEC. The 2000 Plans are also filed as exhibits 10.21 and 10.22 in our Form 10-K for the fiscal year ended January 1, 2000.

The purpose of the 2000 Plans is to give all employees of G-P, North American Timber Corp. (which employs all eligible participants in the Timber Plan) and certain of their respective subsidiaries as of May 8, the opportunity to obtain or increase an equity ownership position in the financial results of the Georgia-Pacific Group or The Timber Company, as the case may be, by subscribing for shares on an installment basis through payroll deductions. North American Timber Corp. is a wholly owned subsidiary of G-P. The Plan Administrator intends to make a yearly assessment of whether or not the 2000 Plans are increasing employee ownership of G-P. The Plan Administrator has complete discretion to make offerings to such employees in 2001 and 2002.

Participation and Purchase Price

Directors of G-P or North American Timber Corp. may not participate in the 2000 Plans. No employee has the right to purchase shares of common stock pursuant to the 2000 Plans unless such employee is employed continuously from May 8, 2000 through July 1, 2000 for the first plan year and, if each of the 2000 Plans is extended in each of the next two years, for similar periods in 2001 and 2002. The number of shares for which an employee may subscribe is limited to those that can be purchased for an aggregate purchase price per each one-year purchase period of $22,500. Aggregate payments of not less than $600 per each one-year purchase period are required. The purchase price per share is 90% of the lower of the price per share on the first day or the last day of the purchase period (as reported in the record of Composite Transactions for New York Stock Exchange listed securities and printed in *The Wall Street Journal*). The purchase period for the initial one year period begins on July 1, 2000 and ends on June 30, 2001. If the 2000 Plans are extended, the Plan Administrator will set the purchase period in years 2001 and 2002. The closing price of Georgia-Pacific Group Stock and The Timber Company Stock on March 1, 2000 (as reported in such record of Composite Transactions and printed in *The Wall Street Journal*) was $33.75 and $23.00, respectively.

Payment for the shares will be made by payroll deductions during a 12-month period beginning with the first pay date after July 1, 2000.

An employee may terminate his or her subscription at any time before he or she pays the full price of the shares subscribed for and in that event will receive in cash the full amount withheld, without interest.

2000 **EMPLOYEE STOCK PURCHASE PLANS**

Federal Income Tax Considerations

Each of the 2000 Plans is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under the Internal Revenue Code, a United States employee who elects to participate in the 2000 Plans and who is employed by G-P, North American Timber Corp. or a covered subsidiary, as the case may be, on May 8, 2000 and who is continuously employed thereafter by them for the period ending 3 months before the date of payment of the full purchase price for the shares subscribed will not realize taxable income from the purchase of the shares of Georgia-Pacific Group Stock or The Timber Company Stock as the case may be.

If an employee disposes of shares purchased under the 2000 Plans after 1 year after the date of the purchase, or if the employee dies while owning such shares, he or she must include as compensation for the taxable year in which such disposition or death occurs an amount equal to the lesser of (i) the excess of the fair market value of such shares at the time of disposition or death over the purchase price, or (ii) the excess of the fair market value of such shares at the time of the offering over the purchase price. In the case of such a disposition only (not death), the employee's basis in such shares in his or her hands at the time of such disposition is increased by an amount equal to the amount so includable in his or her income as compensation, and any gain or loss computed with reference to such adjusted basis that is recognized at the time of the disposition is long-term capital gain or loss. In the case of such a disposition or death, G-P, North American Timber Corp. or the subsidiary of either by which the employee is employed is not entitled to any deduction from income.

If any employee disposes of his or her shares within the one-year period, the employee is required to include in income as compensation for the year in which such disposition occurs an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price. The employee's basis in the shares in his or her hands at the time of disposition is increased by an amount equal to the amount includable in his or her income as compensation, and any gain or loss computed with reference to the adjusted basis that is recognized at the time of disposition is capital gain or loss, either short-term or long-term, depending on his or her holding period for such shares. In the event of a disposition within such one-year period G-P, North American Timber Corp. or the subsidiary by which the employee is employed is entitled to a deduction from income equal to the amount the employee is required to include in income as compensation as a result of the disposition in the year of the disposition.

In the case of an employee who is a citizen of the United States employed abroad, all or a portion of income in the nature of compensation (but not capital gain) may, under certain circumstances, be excludable from U.S. income under Section 911 of the Internal Revenue Code.

Other Considerations

If the G-P Group Plan is approved by our shareholders, then we will make a non-tax qualified Employee Stock Purchase Plan available to employees of two of our non-corporation subsidiaries, Wisconsin Tissue Management, LLC and Georgia-Pacific Tissue, LLC. Such plan will contain 450,000 Georgia-Pacific Group Stock shares. The terms of the plan will be substantially similar to the G-P Group Plan except employees will recognize taxable income at the time of purchase of Georgia-Pacific Group Stock under the plan. The Internal Revenue Code does not permit us to offer the tax benefits available under the G-P Group Plan to employees of entities that are not taxed as corporations.

Shareholder Approval

The 2000 Plans will terminate if they are not approved by a vote of the shareholders held on or prior to May 2, 2000. The Board of Directors recommends that you vote FOR the adoption of the 2000 Plans.

INCENTIVE PLAN AMENDMENTS

PROPOSAL 3 — APPROVAL OF AMENDMENT OF GEORGIA PACIFIC CORPORATION/ GEORGIA-PACIFIC GROUP 1997 LONG-TERM INCENTIVE PLAN AND GEORGIA-PACIFIC CORPORATION/THE TIMBER GROUP 1997 LONG-TERM INCENTIVE PLAN

The Board has adopted, subject to shareholder approval, the amendment of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long-Term Incentive Plan (the "Georgia-Pacific Group LTIP") and the Georgia-Pacific Corporation/Timber Group 1997 Long-Term Incentive Plan (the "The Timber Company LTIP"). We refer to the Georgia-Pacific Group LTIP and the The Timber Company LTIP as the "LTIPs."

The summary below is qualified in its entirety by reference to the full text of the amendments to the LTIPs which have been filed as an appendix to our definitive proxy statement with the SEC. The LTIPs and the amendments thereto are also filed as exhibits 10.12(i), 10.12(ii), 10.12(iii), 10.13(i) and 10.13(ii) in our Form 10-K for the fiscal year ended January 1, 2000.

Principal Features of the LTIPs

The primary purpose of the LTIPs is to promote our interests and the interests of our shareholders by motivating key employees to work towards achieving our long range goals and by attracting and retaining exceptional employees. By motivating key employees to share in our long-term growth and financial success, employee interests are more closely aligned with those of our shareholders. The features of the LTIPs are identical except where we note otherwise.

The Georgia-Pacific Group LTIP authorizes grants of awards with respect to the Georgia-Pacific Group Stock only and the The Timber Company LTIP authorizes grants of awards with respect to The Timber Company Stock only. The LTIPs provide for granting of 5 types of awards on a stand alone, combination, or tandem basis: nonqualified stock options; incentive stock options; restricted shares; performance awards; and dividend equivalents.

Administration. The LTIPs are administered by the Compensation Committee (the "Committee"). The Committee is authorized to, among other things:

- determine the employees who will be granted awards under the LTIPs;
- determine the terms and conditions of each participant individual agreement;
- state the time and transfer restrictions for each award of restricted shares;
- establish performance goals and performance periods; and
- make all other determinations necessary or advisable to administer the LTIPs.

Eligibility. All employees of G-P and its subsidiaries are eligible to participate in the LTIPs. Directors who are not employees are not entitled to participate in the LTIPs. We do not currently intend to grant awards under the Georgia-Pacific Group LTIP to employees of The Timber Company or to grant awards under the The Timber Company LTIP to employees of the Georgia-Pacific Group. However, the Committee may grant awards under both LTIPs to certain officers and key employees of G-P who have responsibilities for both the Georgia-Pacific Group and The Timber Company. As of March 24, 2000, there were approximately 60,000 employees of G-P.

Limitations on Transfer. No award granted under the LTIPs may be transferred except by will or by the laws of descent and distribution. Restricted shares are not transferable until the restriction period expires. The Committee may permit transfers where it concludes that such transfer:

- does not result in accelerated taxation;
- does not cause any stock option intended to be an incentive stock option to fail to qualify as such; and

- is otherwise appropriate and desirable, taking into account any state or federal tax or securities laws.

Termination and Amendment. The Board of Directors may at any time terminate the LTIPs and may at any time amend or modify the LTIPs in any respect, except as provided below. No amendment, modification, or termination of the LTIPs may in any manner adversely affect the rights of any participant without the consent of the participant or reduce the exercise price or extend the term of an outstanding option. The Board also may not change any performance goal, or increase the compensation payable for the achievement of a performance goal already established under a performance award. Additionally, the Board may not, without the approval of G-P's shareholders:

- increase any of the award limitations described below;
- extend the term of the LTIPs; or
- effect any other change that requires the approval of the shareholders under applicable law or regulation.

Adjustments. The limitations described below with respect to the number of shares that may be granted pursuant to awards under the LTIPs are subject to adjustment in the event of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization or other similar change.

Change of Control. If a "change of control" occurs as determined under the LTIPs:

- all awards granted under the LTIPs will be vested and become immediately exercisable;
- any performance goals to which awards are subject will automatically be deemed satisified as to the maximum number of shares or options issuable or cash payable and any compensation under such awards will be immediately vested and payable;
- all awards will become non-cancellable;
- the Committee may, under certain circumstances, permit participants to elect to receive payment in cash in lieu of receiving Georgia-Pacific Group Stock or The Timber Company Stock; and
- in the event a participant is terminated following a change of control for any reason other than death or retirement, the participant's stock options will remain exercisable until the earlier of 90 days from termination or expiration of the stock option.

Stock Options. A stock option award grants to the optionee the right to buy a specified number of shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, at a fixed price subject to such terms and conditions as the Committee may determine. Incentive stock options are intended to be treated as such within the meaning of Section 422 of the Code. All stock options that do not qualify as incentive stock options are nonqualified stock options, and do not have the special income tax advantages associated with incentive stock options.

Exercise Price. The exercise price of all options is determined by the Committee at the time of grant, but the exercise price of any stock option may not be less than 100% of the fair market value of the underlying stock on the date of grant.

Payment. Each option may be exercised in whole, at any time, or in part, from time to time, within the period for exercise set forth in the related option agreement. The exercise price is payable at the Committee's discretion:

- in cash;
- in shares of common stock of the same class of stock that is being purchased;
- by a combination of cash and stock; or
- by any other method that the Committee deems appropriate.

Limitations. Under the LTIPs the maximum number of shares that may be granted in any one year

to an individual employee, with respect to stock options, is 600,000 shares.

Restricted Shares. A grant of restricted shares under either LTIP is an award of shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, that are subject to restrictions on transfer, or other incidents of ownership, for the periods of time as the Committee may determine. Certificates representing restricted shares are held by G-P during the applicable period of the restriction. During this period, the beneficial owner of the restricted shares cannot transfer those shares. The beneficial owner is entitled to vote his restricted shares and to retain cash dividends that may be paid on such shares during the time of the restriction.

Limitations. The maximum number of restricted shares that may be granted in any one year to an individual employee under the LTIPs is 75,000.

Performance Awards. A performance award is a right granted to an employee to receive cash, options, restricted shares or unrestricted shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be. This compensation is not issued to the employee until after he or she satisfies certain performance goals during the applicable performance period as established by the Committee.

Factors. The Committee bases the performance goals on one or more objective factors, such as increases in the market price of the applicable common stock, sales, return on equity, assets or capital, earnings per share, earnings and market share. These performance goals may be different for individual participants or may be based, in whole or in part, on the performance of a division, department, line of business or subsidiary of G-P or the performance of G-P as a whole.

Receipt of a Performance Award. To be entitled to receive a performance award, an employee must remain in the employment of G-P or its subsidiaries through the end of the performance period and meet their specific performance goals. The Committee may, in its sole discretion, allow for exceptions to the continued employment requirement. At the discretion of the Committee, a performance award may provide for deferral of vesting and/or transfer rights based on the satisfaction of specified terms and conditions, in addition to satisfaction of the performance goals.

Limitations. The maximum number of shares with respect to performance awards that may be granted in any one year to an individual employee under the LTIPs is 150,000 shares. Under both plans, the value of performance awards granted in any year which are payable in cash may not exceed $2.5 million to any individual employee as determined on the date the award is granted.

The total number of shares of restricted stock and performance award shares that may be granted under the Georgia-Pacific Group LTIP may not exceed 1,125,000 shares. The total number of shares of restricted stock and performance award shares that may be issued under the The Timber Company LTIP may not exceed 575,000 shares.

Dividend Equivalents. An award of dividend equivalents consists of the right to receive dividends declared and paid on all or a portion of the number of shares of stock subject to a specified award, as determined by the Committee. The Committee may provide that dividend equivalents are to be paid or distributed when accrued, or deemed to have been reinvested in additional shares of stock.

Description of the Proposed Amendments

The amendment to each of the LTIPs will increase the number of shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, reserved for issuance under the LTIPs. The Georgia-Pacific Group LTIP currently provides that the maximum number of shares of Georgia-Pacific Group Stock reserved for issuance is 9,000,000. The

amendment would increase this amount by 7,000,000 shares to 16,000,000 shares. The Timber Company LTIP currently provides that the maximum number of shares of The Timber Company Stock reserved for issuance is 2,300,000. The amendment would increase this amount by 1,500,000 shares to 3,800,00 shares.

We are also amending the LTIPs to increase the term of the LTIPs from 5 to 10 years. The LTIPs will terminate by their terms on November 4, 2007 if the amendment is approved.

United States Federal Income Tax Consequences of Grants under the LTIPs

Nonqualified Stock Options. For federal income tax purposes, no income is recognized by a participant upon the grant of a nonqualified stock option under the LTIPs. Upon the exercise of a nonqualified stock option, however, compensation taxable as ordinary income will be realized by the participant in an amount equal to the excess of the fair market value of a share of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, on the date of such exercise over the exercise price. A subsequent sale or exchange of such shares will result in gain or loss measured by the difference between: (i) the exercise price, increased by any compensation reported upon the participant's exercise of the option, and (ii) the amount realized on such sale or exchange. Such gain or loss will be capital in nature if the shares were held as a capital asset. See "Maximum Capital Gains Rates" below.

G-P generally is entitled to a deduction (subject to the provisions of Section 162(m) of the Code) for compensation paid to a participant at the same time and in the same amount as the participant is considered to have realized compensation by reason of the exercise of an option.

Incentive Stock Options. Generally, for federal income tax purposes, no income is recognized by the participant upon the grant or exercise of an incentive stock option. If shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, are issued to a participant pursuant to the exercise of an incentive stock option granted under the LTIPs, and if no disqualifying disposition of such shares is made by such participant within two years after the date of grant of the option or within one year after the transfer of such shares to the participant, then (a) upon sale of such shares, any amount realized in excess of the option price will be taxed to such participant as a capital gain (see "Maximum Capital Gains Rates" below) and any loss sustained will be a capital loss, and (b) no deduction will be allowed to G-P for federal income tax purposes. Upon exercise of an incentive stock option, the participant may be subject to alternative minimum tax on certain items of tax preference.

If shares of Georgia-Pacific Group Stock or The Timber Company Stock, as the case may be, acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two years from grant/one year from transfer holding period, generally (a) the participant will realize ordinary income in the year of disposition in the amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on the disposition of the shares) over the option price thereof, and (b) G-P will be entitled to deduct such amount (subject to the provisions of Section 162(m) of the Code). Any further gain or loss realized will be taxed as capital gain or loss, which will be taxed at rates which depend on how long such shares were held (see "Maximum Capital Gains Rates" below), and will not result in any deduction by G-P. If an incentive stock option is exercised at a time when it no longer qualifies as an incentive stock option, the option is treated as a nonqualified stock option.

Restricted Shares; Performance Awards. Awards of restricted shares generally will not result in taxable income to the employee for federal income tax purposes at the time of the grant. A recipient of restricted shares generally will receive compensation

subject to tax at ordinary income rates on the fair market value of the shares at the time the restricted shares are no longer subject to forfeiture. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of the grant will have ordinary taxable income on the date of the grant equal to the fair market value of the restricted shares as if such shares were unrestricted and could be sold immediately. If the restricted shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited shares. Upon sale of the restricted shares after the forfeiture period has expired, the recipient's holding period for purposes of calculating the tax on capital gains and losses begins when the restriction period expires, and the tax basis will be equal to the fair market value of the restricted shares on the date the restriction period expires. However, if the recipient timely elects to be taxed as of the date of the grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the restricted shares on the date of the grant as if such shares were then unrestricted and could be sold immediately.

The award of a performance award generally will not result in taxable income to the employee for federal income tax purposes at the time of grant. A recipient of a performance award generally will be subject to tax at the same time and in the same manner as applicable to recipients of restricted shares as described above.

G-P is generally entitled to a deduction (subject to the provisions of Section 162(m) of the Code) for compensation paid to a participant in the same amount as the participant is considered to have realized compensation with respect to restricted shares or a performance award.

Maximum Capital Gains Rates. Capital gains recognized by recipients generally will be subject to a maximum federal income tax rate of 20% if the shares sold or exchanged are held for more than 12 months. However, if the holding period of shares begins after December 31, 2000, and such shares are held for more than 5 years, the maximum capital gains rate for federal income tax purposes for recipients on the sale or exchange of such shares generally will be 18%. If an option was held on or before December 31, 2000, then shares acquired pursuant to an exercise of that option will not qualify for such 18% maximum rate, regardless of when such shares are acquired.

Limits on Deductions. Under Section 162(m) of the Code, the amount of compensation paid to the Chief Executive Officer and the four other most highly paid executive officers of G-P in the year for which a deduction is claimed by G-P (including its subsidiaries) is limited to $1 million per person, except that compensation that is performance-based will be excluded for purposes of calculating the amount of compensation subject to this $1 million limitation. The ability of G-P to claim a deduction for compensation paid to any other executive officer or employee of G-P (including its subsidiaries) is not affected by this provision.

The Committee will attempt to structure awards under the LTIPs which will qualify as performance-based within the meaning of Section 162(m) of the Code. However, our policy is to maximize long-term shareholder value, and tax deductibility is only one factor considered in setting compensation. Such categorization depends upon the shareholders approving the LTIPs and assumes that the provisions of the plans relating to stock options and performance shares are complied with. With respect to any awards under the LTIPs that are not performance-based, any amounts for which G-P may claim a deduction will be subject to the limitations on deductibility in Section 162(m) of the Code.

Benefits to Named Executive Officers

Awards under the LTIPs are made at the Committee's discretion and are based on G-P's performance. Accordingly, future awards ("new plan

benefits") under the LTIPs are not determinable at this time. See "Compensation Committee Report," "Summary Compensation Table," "Option and Performance Rights Grants in 1999" and "Long-Term Incentive Plan-Awards" for detailed information on awards to certain executive officers under the LTIPs during the most recent fiscal year.

Shareholder Approval

The Board has carefully considered Proposal 3 and believes that its approval is in the best interests of G-P and its shareholders. The Board recommends that you vote FOR the amendments to the LTIPs.

OTHER MATTERS

Transactions with Directors

Mr. Carswell is Of Counsel to the law firm of Shearman & Sterling, New York, New York. Shearman & Sterling performed legal services for G-P in 1999, and it is anticipated that it will perform legal services for G-P in 2000.

Independent Public Accountants

Arthur Andersen LLP has audited the accounts of G-P and its subsidiaries since 1948 and will continue in that capacity during 2000. A representative of Arthur Andersen LLP will be present at the Annual Meeting with the opportunity to make a statement and will be available to respond to appropriate questions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires G-P's directors and executive officers to file with the Securities and Exchange Commission and the New York Stock Exchange reports of changes in ownership of Common Stock. Securities and Exchange Commission regulations require that such directors and executive officers furnish to G-P copies of all Section 16(a) reports they file. To G-P's knowledge, based solely on review of the copies of such reports furnished to G-P and written representations that no other reports were required, except as noted below, all of its officers and directors complied with applicable Section 16(a) filing requirements during the fiscal year ended January 1, 2000. Due to a record keeping error at G-P, Mr. Kelly's Form 3 dated July 23, 1999 failed to indicate that he received 399 shares of each of Georgia-Pacific Group Stock and The Timber Company Stock upon becoming a director of G-P. A Form 4 was filed to reflect such shares.

Atlanta, Georgia
March 24, 2000

G-P's 1999 Annual Report to Shareholders, which includes audited financial statements for Georgia-Pacific Group and The Timber Company, and audited 1999 consolidated financial statements for G-P have been mailed to shareholders with this Proxy Statement. Neither the 1999 Annual Report nor the 1999 consolidated financial statements form any part of the material for the solicitation of proxies.

A copy of G-P's 1999 Annual Report on Form 10-K to the Securities and Exchange Commission will be supplied without charge upon request. Annual Statistical Updates are also available. Requests for such information should be directed to:

Investor Relations
Georgia-Pacific Corporation
P. O. Box 105605
Atlanta, Georgia 30348
(404) 652-5555

EVA is a registered trademark of Stern Stewart & Co.

Printed on Georgia-Pacific Financial Opaque 27 lb. book.

Georgia-Pacific

Georgia-Pacific Corporation
133 Peachtree Street, N.E.
Atlanta, Georgia 30303